Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名 創 優 品 集 團 控 股 有 限 公 司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

VOLUNTARY ANNOUNCEMENT
MINISO 2024 INVESTOR DAY

The board of directors (the “Board”) of MINISO Group Holding Limited (“MINISO” or the “Company”) hereby announces that the Company will host the MINISO 2024 Investor Day (the “Event”) on January 18, 2024 in Guangzhou, China to enhance the communication with investors.

MINISO 2024 Investor Day will focus on the development strategy of the Company. The live stream of the Event will be accessible globally by the following Zoom link at 8:30 P.M. Eastern Time on Wednesday, January 17, 2024 (9:30 A.M. Beijing Time on Thursday, January 18, 2024).

Access

Join Zoom meeting.

Zoom link: https://zoom.com/j/95867323043?pwd=U0t3Nit4cTRZWVc4ZzRDVDlwdlFoZz09

Meeting Number: 958 6732 3043

Meeting Passcode: 9896

The Event materials will be available at/before 9:30 A.M. Beijing Time on Thursday, January 18, 2024 at the Company’s investor relations website at https://ir.miniso.com/.

By Order of the Board
MINISO Group Holding Limited
Mr. YE Guofu
Executive Director and Chairman

Hong Kong, January 17, 2024

As of the date of this announcement, the Board comprises Mr. YE Guofu as executive director, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive directors.